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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 3)*

                               VENTURE SEISMIC LTD

---------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
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                      (Title of Class of Securities)

                                    92327K108
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                                 (CUSIP Number)

            David J. Schwartz, Esq., c/o Anderson Kill & Olick, P.C.
      1251 Avenue of the Americas, New York, New York 10020 (212) 278-1000
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                           and Communications)

                              July 16, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 3 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                               Page 2 of 3 Pages

                               VENTURE SEISMIC LTD
                              (CUSIP No. 92327K108)

                  This Amendment No. 3 on Schedule 13D is related to and amends the statement on Schedule 13D filed on November 12, 1996, as amended (the "Original Schedule 13D"). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to it in the Original Schedule 13D.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 of the Original Schedule 13D is amended by adding the following sentence:

                  The funds required by the Delaware Fund and the Cayman Fund for the purchase of all shares of Common Stock were obtained from the working capital of the Delaware Fund and the Cayman Fund, respectively.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 of the Original Schedule 13D is amended by replacing paragraph (e) thereunder as follows:

                  (e) As of July 16, 1997, neither any of the Reporting Persons nor the Group could be deemed to be the beneficial owner of more than five percent of the shares of Common Stock.



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                                                               Page 3 of 3 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of September 25, 1997             /s/  ERNEST P. WERLIN
                                        ------------------------
                                                Ernest P. Werlin

                                           /s/  PETER J. POWERS
                                        ------------------------
                                                Peter J. Powers

                                        THE HIGH VIEW FUND, L.P.

                                        By: High View Capital Corporation,
                                                 its general partner

                                        By: /s/ ERNEST P. WERLIN
                                        ------------------------
                                                Ernest P. Werlin
                                                President

                                        HIGH VIEW CAPITAL CORPORATION

                                        By: /s/ ERNEST P. WERLIN
                                        ------------------------
                                                Ernest P. Werlin
                                                President

                                        THE HIGH VIEW FUND

                                        By: /s/ CEDRIC L. CARROLL
                                        ------------------------
                                                Cedric L. Carroll
                                                Director

                                        HIGH VIEW ASSET MANAGEMENT CORPORATION

                                        By: /s/ ERNEST P. WERLIN
                                        ------------------------
                                                Ernest P. Werlin
                                                President

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